PE 12/31/2014

DIVISION OF
CORPORATION FINANCE

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 27 2015

Washington, DC 20549

[redacted]

15005601

February 27, 2015

Frances S. Chang
PG&E Corporation
corporatesecretary@pge.com

Act: 1934
Section: 14a-8
Rule: 14a-8 (CDS)
Public
Availability: 2-27-15

Re: PG&E Corporation
Incoming letter dated December 31, 2014

Dear Ms. Chang:

This is in response to your letter dated December 31, 2014 concerning the shareholder proposal submitted to PG&E by Thomas Strobhar. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Thomas Strobhar
tstrobhar@gareppleinvestments.com

February 27, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PG&E Corporation
Incoming letter dated December 31, 2014

The proposal would have the company include in all employment and related policies the right of employees to freely express their personal religious and political thoughts.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(7), as relating to PG&E's ordinary business operations. In this regard, we note that the proposal relates to PG&E's policies concerning its employees. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PG&E relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Pacific Gas and Electric Company®

Frances S. Chang
Attorney at Law
Law Department

Law Department
77 Beale Street, B30A
San Francisco, CA 94105

Mailing Address:
P. O. Box 7442
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
frances.chang@pge.com

December 31, 2014

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934 and Request for No-Action Ruling—Proposal from Thomas Strobhar

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the Exchange Act), to notify the Securities and Exchange Commission (the Commission) of PG&E Corporation's intent to exclude all or portions of a shareholder's proposal (with the supporting statement, the Proposal) from the proxy materials for PG&E Corporation's 2015 Annual Meeting of Shareholders (the 2015 Proxy Materials) for the following reasons:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to PG&E Corporation's ordinary business operations; and

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

PG&E Corporation also believes that portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9, because they are false and misleading.

PG&E Corporation received the Proposal from Mr. Thomas Strobhar (the Proponent) on December 1, 2014. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (Staff) confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes all or portions of the Proposal from its 2015 Proxy Materials as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal (or, if applicable, portions of the Proposal) from its 2015 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2015 Proxy Materials with the Commission.

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[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).

I. BACKGROUND

A. The Proposal

The Proposal is dated November 26, 2014 and was received at PG&E Corporation's principal executive offices on December 1, 2014. The "resolved" clause reads as follows:

> Resolved, the company include in all employment and related policies the right of employees to freely express their personal religious and political thoughts.

The supporting statement notes a concern that companies will punish employees who disagree with company policies, and suggests that employees must be protected from employment decisions that are based on an employee's political or religiously-inspired beliefs. Proponent specifically questions whether employees would feel comfortable supporting "natural marriage" (marriage between a man and a woman) given that (a) Brendan Eich, former CEO of Mozilla, "was forced to resign because of a $1000 personal contribution Mr. Eich made in support of Proposition 8" (a 2008 ballot proposition which sought to amend the California State Constitution to state that "only marriage between a man and a woman is recognized in California") and (b) PG&E Corporation contributed $250,000 to oppose Proposition 8.

A copy of the Proposal and related correspondence is included in Exhibit A.

B. PG&E Corporation Policies and Practices

PG&E Corporation has numerous employment policies and other governance documents that address workplace discrimination. These same policies typically provide that discrimination, harassment, and retaliation are not permitted. The primary policies and guidance in this area are PG&E Corporation's Equal Employment Opportunity Policy and PG&E Corporation's Employee Code of Conduct.

1. Equal Employment Opportunity Policy

PG&E Corporation has adopted an Equal Employment Opportunity Policy (PG&E EEO Policy), which is communicated to employees each year. The PG&E EEO Policy is the primary policy that governs employee and management conduct relating to job-related discrimination, harassment, and retaliatory conduct.

The PG&E EEO Policy provides that all "employees have equal employment opportunities for jobs, training and promotions regardless of race, color, national origin, ancestry, sex, age, religion, physical or mental disability, medical condition, veteran status, marital status, pregnancy, sexual orientation, gender, gender identity, gender expression, genetic information, citizenship status or any other factor that is not job-related" (emphasis added). Employees are told that discrimination and harassment in any employment practice – such as hiring, advancement, transfer, demotion, discipline, layoff, termination, compensation, benefits, training, providing reasonable accommodation for persons with disabilities – violates PG&E's policies and may violate federal, state and local laws.

The PG&E EEO Policy is communicated to employees annually via a letter entitled "Commitment to Equal Employment Opportunity." This letter, as communicated in 2014, is set forth in Exhibit B.

2. Employee Code of Conduct

PG&E Corporation's Employee Code of Conduct (Code of Conduct) is the primary document that guides employee behavior. All other guidance documents relating to employee conduct must be consistent with this Code of Conduct. Failure to comply with the Code of Conduct can result in discipline or termination.

The Code of Conduct also specifically addresses the concerns raised in the Proposal, and reflects the terms of the EEO Policy. The Code of Conduct applies to all employees, including management. In relevant part, the Code of Conduct states as follows with respect to discrimination and harassment:

> You must comply with applicable federal, state, and local statutes prohibiting conduct that could reasonably be construed as sexual in nature, or discrimination or harassment based on race, color, religion, age, sex, pregnancy, physical or mental disability, national origin, ancestry, medical condition, veteran status, marital status, sexual orientation, gender identity, gender expression, genetic information, or any other non-job-related factor. This applies to all employment practices, including advancement, disciplinary decisions, benefits, training, and general workplace conduct. (Emphasis added.)

Another section of the Code of Conduct also specifically addresses the type of job-based retaliation that is of concern in the Proposal:

> Adversely changing an employee's condition of employment for a non-business reason (i.e., "retaliating") is not acceptable. Employees in supervisory and other leadership positions may not retaliate, tolerate retaliation by others, or threaten retaliation.

The Code of Conduct is available on PG&E Corporation's internet site at http://www.pgecorp.com/aboutus/pdfs/code_of_conduct.pdf. Relevant sections of the Code of Conduct are included in Exhibit C.

II. REASONS FOR EXCLUSION

A. Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on two central considerations.

The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples include the management of the workplace, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise social policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Examples include proposals that involve intricate detail or establish specific time-frames for response.

As described more fully below, PG&E Corporation believes that the Proposal satisfies all prongs of this "ordinary business" exclusion.

1. The Subject Matter of the Proposal Concerns Tasks Fundamental to Management's Ability to Run the Company on a Day-to-Day Basis and Attempts to Micro-Manage the Company

The Proposal deals with relations between a company and its employees.

The management of that relationship is integral to a company's ability to run its business on a day-to-day basis. It is appropriate and necessary that management have the ability to manage the workplace by setting standards of conduct for employees, including those related to the prevention of discrimination, and by developing appropriate consequences for violation of such standards of conduct. PG&E Corporation's employment policies and practices relating to employee conduct are designed to incent appropriate employee behavior, taking into account PG&E Corporation's business objectives, its mission and values, and applicable legal requirements. Different corporations typically have unique codes of conduct and related policies for their employees; each is tailored to the needs of the particular company, its workforce, its customers, and its shareholders.

With respect to diversity in particular, PG&E Corporation promotes workplace diversity as a valued resource that reflects the diversity of customers and the communities served. It is a core belief that workplace diversity cultivates new perspectives and innovations, enabling the company to exceed the expectations of customers, employees, and shareholders.

Shareholders do not have the breadth and depth of knowledge required to make informed decisions regarding relations between a company and its employees, or the content of a company's employment policies and practices. Management must balance a broad range of detailed considerations when establishing conduct standards, and the Proposal's intrusion into this area also is an inappropriate attempt to micro-manage PG&E Corporation.

Historically, Staff has agreed that proposals relating to relations between a company and its employees may be excluded pursuant to Rule 14a-8(i)(7).[2] For example, in a recent NAL that Staff provided to Bank of America Corporation (BofA) (available February 14, 2012), Staff permitted exclusion of a proposal that requested the following:

> Resolved, the shareholders request the Equal Employment Opportunity and Affirmative Action Statement specifically include protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job.

Staff agreed that Rule 14a-8(i)(7) provided BofA with grounds to exclude this proposal from BofA's proxy materials, because the proposal concerned "relations between the company and its employees."

Mr. Strobhar's Proposal is similar to the proposal in BofA, and reads as follows:

> Resolved, the company include in all employment and related policies the right of employees to freely express their personal religious and political thoughts.

Not only does Mr. Strobhar's Proposal also deal with "relations between the company and its employees," but the Proposal's resolved clause similarly requests that the company amend employment policies to protect employee expression, and the Proposal's supporting statement clarifies that this right includes protection from retaliatory actions from management based on expression of those views. Prior Staff NALs support the position that these issues are inappropriate for a Rule14a-8 shareholder proposal.

2. The Proposal Does Not Focus on a "Significant Social Policy Issue"

The supporting statement focuses on the possibility of discrimination based on an individual's thoughts regarding sexual identity issues and same-sex marriage. Historically, Staff has permitted exclusion of proposals that sought to limit contributions

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2 *See, e.g.*, NALs for *The Walt Disney Company* (avail. Nov. 24, 2014) (proposal to adopt principles that protect employees' rights to engage in the political process without fear of retaliation; excluded because it related to Disney's policies concerning its employees); *Deere & Company* (avail. Nov. 14, 2014) (proposal was substantially similar to that submitted to the Walt Disney Company, relating to the Nov. 24, 2014 NAL; also excluded because it related to policies concerning employees); *Wal-Mart Stores, Inc.* (avail. Mar. 16, 2006) (proposal to amend company's EEO policy to bar intimidation of company employees exercising right to freedom of association; excluded because it related to relations between the company and its employees).

supporting a particular definition of marriage, or that otherwise took a position on issues relating to sexual orientation.[3]

For example, Staff previously agreed that PG&E Corporation could exclude a proposal requesting that PG&E Corporation "remain neutral in any future activity relating to the definition of marriage." (*See* NAL for PG&E Corporation, available Feb. 23, 2011.) That proposal's supporting statement made it clear that the proposal was intended to prevent PG&E Corporation from becoming involved in either supporting or opposing any particular definition of marriage, and, particularly, was intended to prevent PG&E Corporation from making contributions or donations to entities that supported or opposed any particular definition of marriage. Staff agreed that PG&E Corporation could exclude that proposal in reliance on Rule 14a-8(i)(7). As such, it is clear that Staff does not consider this issue as raised in the Proposal to be a "significant policy issue" for purposes of Rule 14a-8(i)(7).

Even if Staff were to determine that the Proposal focuses on a "significant social policy issue", the Proposal still would be excludable because it otherwise intrudes upon the day-to-day tasks of management and seeks to micro-manage the company (*see* discussion above in Section II.A.1). In the past, Staff has agreed that companies may exclude proposals that focus on a significant social policy issue, but nevertheless intruded too deeply into aspects of the day-to-day management of the company.[4]

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3 *See, e.g.*, NALs for *The Walt Disney Company* (avail. Nov. 20, 2014) (excluding proposal that the Boy Scouts of America continue to be eligible to receive contributions via the corporate matching gifts program, where funding ceased because of the Boy Scouts' decision to not allow homosexuals to serve as Troop Leaders); *Bank of America Corporation* (avail. Feb. 14, 2012) (excluding proposal to protect employee free speech, where supporting statement highlighted need to protect those whose views supported same-sex marriage); *The Home Depot* (avail. Mar. 18, 2011) (excluding proposal requesting that the company's website list certain recipients of corporate charitable contributions, and supporting statement particularly criticized charitable contributions to gay pride film festivals and gay pride parades, which the proponent claimed promoted same-sex marriages); *PepsiCo, Inc.* (avail. Feb. 24, 2010) (excluding proposal to prohibit charitable contributions to organizations that either reject or support homosexuality and to demand a neutral philosophy concerning homosexuals in the workplace).

4 *See, e.g.*, NALs for *PetSmart, Inc.* (avail. Mar. 24, 2011) (proposal requested that suppliers certify that they had not violated certain acts or laws relating to animal cruelty, and Staff permitted exclusion because, although the humane treatment of animals is a significant social policy issue, Staff noted that the scope of the laws covered by the proposal is fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping); and *JP Morgan Chase & Co.* (avail. Mar. 12, 2010) (proposal requested policy barring future financing of companies engaged in a particular practice that impacted the environment, and Staff permitted exclusion because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

In summary, the Proposal's terms attempt to inappropriately place day-to-day operational decisions regarding employee-company relations in the hands of shareholders, who cannot, as a practical matter, oversee such matters effectively. The Proposal's details also probe too deeply into matters of a complex nature involving a wide array of business and legal concerns, upon which shareholders, as a group, would not be in a position to make an informed judgment. Further, PG&E Corporation does not believe that the Proposal focuses on a significant social policy issue as defined by Staff. This position is supported by Staff's prior decisions, as reflected in the above-cited NALs. For these reasons, PG&E Corporation believes that the Proposal pertains to ordinary business matters relating to the company's relations with its employees and therefore may be excluded pursuant to Rule14-8(i)(7).

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* SEC Release No. 34-12598 (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *SEC Release 34-20091* (Aug. 16, 1983) (discussing Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3)). Applying this standard, Staff has permitted exclusion when the company's particular policies, practices and procedures compare favorably with the guidelines of the proposal.[5]

In addition, Staff has concurred in the exclusion of proposals based on substantial implementation when the proposal requests that the company take an action that is a subset of a practice or policy already in place at the company. For example, in *The Talbots Inc.* (avail. Apr. 5, 2002), Staff agreed with the exclusion of a proposal requesting a code of conduct based on International Labor Organization human rights standards, despite the proponent's argument that Talbots' "anti-discrimination provision is not as comprehensive as the one in the Proposal as it does not *specifically mention* political opinion or social origin" (emphasis added). The company argued that although its code of conduct did not expressly refer to "political opinion or social origin," it broadly covered "anti-discrimination, in all aspects," including "other personal characteristics or beliefs."[6]

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5 *See, e.g.,* NALs for *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014); *McDonald's Corporation* (avail. Mar. 26, 2014); *The Dow Chemical Company* (avail. Mar. 18, 2014); *PharMerica Corporation* (avail. Mar. 10, 2014); and *Kohl's Corporation* (avail. Jan. 28, 2014).

6 *See also* NAL for *PepsiCo, Inc.* (avail. Feb. 14, 2013) (permitting exclusion of a proposal requesting that the company amend its sexual orientation policy and diversity training programs to explicitly prohibit discrimination based on "ex-gay status" where the company's policies did not explicitly mention "ex-gay status" but

The Proposal, when read in its entirety, requests that the company amend employment and related policies to include an employee's right to express his or her personal religious and political thoughts without fear of adverse job actions resulting from that expression.

As noted above in Section I.B, both the PG&E EEO Policy and the Code of Conduct already substantially provide the protections requested in the Proposal, by (1) prohibiting discrimination based on religion and on non-job-related factors (which would include the expression of personal religious and political thoughts) and (2) prohibiting the company from taking adverse job actions on the basis of any such non-job-related factors. As noted in the "Standards for a Harassment-Free Workplace" in Exhibit B, PG&E Corporation believes that its success depends on employees being able to express a wide variety of ideas and to perform their jobs without fear of discrimination, harassment or retaliation.

Consistent with Staff's position in prior NALs, PG&E Corporation's existing protection of employees from discrimination job-related retaliation on the basis of "non-job related factors" should be grounds to conclude that a narrow request regarding protection from discrimination based on "personal religious and political thoughts" is covered, and thus the more narrowly tailored Proposal may be excluded.

Further, the EEO Policy and the Code of Conduct are the primary sources of governance in the area of employee conduct, and, with respect to the PG&E EEO Policy, employment matters relating to discrimination. All other guidance documents must conform to this guidance, and inclusion of Proponent's issues in these documents effectively addresses "all employment and related policies." If this Proposal were approved by the shareholders, it is unclear what the Corporation could do in response, given the fact that existing documents and policies already encompass and address the Proposal's concerns and guidelines.

For these reasons, we believe that the Proposal is substantially implemented, and also may be excluded pursuant to Rule 14a-8(i)(10).

C. Rule 14a-8(i)(3) and Rule 14a-9

Under SEC Rule 14a-8(i)(3), a company may exclude all or portions of a proposal and supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes portions of proposals or supporting statements that are impermissibly false or misleading pursuant to SEC Rule 14a-9. Staff Legal Bulletin No. 14B (Sep. 15, 2004) clarifies Staff's views on the application of Rule 14a-8(i)(3) and Rule 14a-9, and specifically states that exclusion of all or a portion of a supporting statement may be appropriate where (a) a company demonstrates objectively that a factual statement is materially false or misleading, or (b) substantial portions of the supporting statement are irrelevant to a consideration of

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already prohibited discrimination based on sexual orientation, which would include "ex-gay status" as a subset of sexual orientation).

the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

PG&E Corporation believes that several statements in the Proposal are materially false or misleading to shareholders who are considering the Proposal. If SEC Staff does not agree that this Proposal may be omitted pursuant to any of the arguments noted above, then we recommend the amendments discussed below.

- STATEMENT: *"Whereas, our company does not explicitly protect political or religious expression."*

  Both the EEO Policy and the Code of Conduct already protect against discrimination based on religion and any non-job-related factor. Inclusion of this "whereas" clause erroneously leads shareholders to believe that PG&E Corporation does not provide employees with protection from discrimination on these bases.

  RECOMMENDATION: Delete this entire clause.

- STATEMENT: *"Recently, Brendan Eich, the CEO of Mozilla was forced to resign because of a $1,000 personal contribution he made in support of Proposition 8, which concerned the definition of marriage in California. PG&E, in contrast, gave $250,000 in opposing it. If the highest ranking officer of a major corporation could be forced to resign for supporting natural marriage, how comfortable would our own employees be in expressing opposition to this or any other corporate policy?"*

  The statement quoted above suggests that Mozilla forced Mr. Eich to resign from his position, which in turn is used to justify the Proposal's request that employees be protected from "punishment" for their personal religious and political beliefs.

  However, Mr. Eich voluntarily resigned from his position as CEO of Mozilla; the company did not ask him to leave. Notably, his prior support of Proposition 8 did prompt one outside party to begin a campaign for his removal. Another party blocked Mozilla's access to its internet site, and began a campaign asking others to boycott using Mozilla products. In addition, a handful of Mozilla employees (but not management or the board of directors on behalf of the company) used Twitter to request that Mr. Eich step down from the CEO position. More details can be found at the following website:

  https://blog.mozilla.org/blog/2014/04/03/brendan-eich-steps-down-as-mozilla-ceo/

  Based on the official information from Mozilla, it appears that at no point did Mozilla, itself, ask Mr. Eich to step down. In fact, the Mozilla board of directors asked Mr. Eich to consider staying with the company rather than resigning. Mozilla also issued numerous public statements, affirming the company's belief in the importance of diversity of thought and protection against discrimination.

The inclusion of this statement in the Proposal could unnecessarily alarm shareholders into falsely believing that a Mozilla fired an executive for his support of Proposition 8, and that PG&E Corporation employees also face a similar threat. In fact, Mr. Eich stepped down from the position voluntarily, given that he felt he could no longer be an effective leader in light of public outcry and response to his contribution. Notably, the Mozilla Foundation (parent of Mozilla Corporation) touts itself as a non-profit organization that promotes openness, innovation, and participation on the Internet. As such, the political activities of Mozilla's executives are apt to be under higher scrutiny by the public and by company employees than the activities of a PG&E Corporation employee. These statements in the Proposal could mislead shareholders into concluding that PG&E Corporation employees could be fired for support of Proposition 8 or any other religious or political beliefs.

RECOMMENDATION: PG&E Corporation recommends that the language be amended as follows:

STATEMENT: "Recently, Brendan Eich, the CEO of Mozillla voluntarily ~~was forced to~~ resigned primarily because of public response to a $1,000 personal contribution he made in support of Proposition 8, which concerned the definition of marriage in California. PG&E, in contrast, gave $250,000 in opposing it. If the highest ranking officer of a major corporation could ~~be forced to~~ resign due to public response to his ~~for~~ supporting ~~ing~~ for natural marriage, how comfortable would our own employees be in expressing opposition to this or any other corporate policy?"

III. CONCLUSION

As discussed above, we believe that the Proposal may be excluded from the 2015 Proxy Materials pursuant to SEC Rules 14a-8(i)(7) and (10). In addition, we believe that portions of the Proposal's supporting statement are impermissibly false and misleading, and may be excluded from the 2015 Proxy Materials pursuant to SEC Rule 14a-8(i)(3).

By this letter, we request confirmation that Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal or portions of the Proposal from its 2015 Proxy Materials or amends the Proposal, as described above and in reliance on the aforementioned rules.

We would appreciate a response from Staff by February 23, 2015, to provide PG&E Corporation with sufficient time to finalize and print its 2015 Proxy Materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent has provided the following e-mail address to us for communications: tstrobhar@gareppleinvestments.com.

If you have any questions regarding this request or desire additional information, please contact me at (415) 973-3306.

Very Truly Yours,

Frances S. Chang

Attachments: Exhibits A-C

cc: Linda Y.H. Cheng, PG&E Corporation
Thomas Strobhar (via e-mail at tstrobhar@gareppleinvestments.com)

Thomas Strobhar Financial
3183 Beaver Vu Drive, Ste. A
Beavercreek, Ohio 45434

November 26, 2014

Ms. Linda Y. H. Cheng
Vice President and Corporate Secretary
PG&E Corporation
77 Beale Street, 24the Floor
San Francisco. CA 94105

Dear Ms. Cheng:

I am the owner of 65 shares of PG&E Corporation. I have continuously owned these shares for over one year and intend to hold them through the time of the next annual meeting. At that meeting, I will present the following resolution:

Freedom of Speech Resolution

Whereas, our company prohibits discrimination on the basis of race, color, national origin, ancestry, sex, age, religion, disability, medical condition, veteran status, pregnancy, sexual orientation, and gender identity.

Whereas, our company does not explicitly protect political or religious expression.

Resolved, the company include in all employment and related policies the right of employees to freely express their personal religious and political thoughts.

Supporting Statement

It is interesting how in an effort to foster diversity we protect a wide range of mostly physical characteristics but fail to offer assurances people will be protected for expressing potentially unpopular beliefs. It is important we take this step to make it clear to our employees we value all opinions and won't punish those who might publicly disagree with company policy. This is even more important in light of the *Citizens United* decision which allows corporations to more vigorously engage in the political process.

Such protection is also extremely important on issues such as gay marriage, where our company has taken a position in support of, while many employees have opposing opinions. Recently, Brendan Eich, the CEO of Mozilla was forced to resign because of a $1,000 personal contribution he made in support of Proposition 8, which concerned the definition of marriage in California. PG&E, in contrast, gave $250,000 in opposing it. If the highest ranking officer of a major corporation could be forced to resign for supporting natural marriage, how comfortable would our own employees be in expressing opposition to this or any other corporate policy?

Whether the subject is same sex marriage, abortion, political candidates or issues, we must make clear to our employees their job is not in jeopardy because of their political or religiously inspired beliefs. Intellectual diversity is as important as physical diversity. Let us encourage and protect free speech through this modest proposal.

Sincerely,

Thomas Strobhar

Thomas Strobhar

PG&E

March 1, 2014

Commitment to Equal Employment Opportunity

To All Employees:

At PG&E, we are committed to providing equal employment opportunities and maintaining workplaces free from harassment and discrimination for our employees, applicants and non-employee workers. Each of us is expected to follow the letter and spirit of our Equal Employment Opportunity Policy. We also require our suppliers, staff augmentation vendors and independent contractors to fully comply with our policy.

Our policy requires that all applicants and employees have equal opportunities for jobs, training and promotions regardless of race, color, national origin, ancestry, sex, age, religion, physical or mental disability, medical condition, veteran status, marital status, pregnancy, sexual orientation, gender, gender identity, gender expression, genetic information, citizenship status or any other factor that is not job related.

It also requires that all employment decisions be based on valid, business-based job requirements. Our business requirements may change, but what does not change is that we maintain a work environment in which we treat each other with mutual respect. Harassment or discrimination violates the law and our core values.

In addition, it is our policy that employees be free from harassment and from retaliation for raising complaints or assisting in our investigations. Retaliation against any employee who engages in these protected activities will not be tolerated.

Maintaining an environment that promotes, respects, and celebrates our diversity is an integral part of achieving our goals. Please take a moment to review, on the back of this letter, our Standards for a Harassment-Free Workplace. Your individual commitment to our policies is expected and appreciated.

If you have any questions or concerns, please contact your supervisor or the HR Service Center at 415-973-4357.

ANTHONY F. EARLEY, JR.
Chairman, Chief Executive Officer and President
PG&E Corporation

JOHN R. SIMON
Senior Vice President, Human Resources
PG&E Corporation

CHRISTOPHER P. JOHNS
President
Pacific Gas and Electric Company

ANDREW K. WILLIAMS
Vice President, Human Resources
Pacific Gas and Electric Company

Standards for a Harassment-Free Workplace

At PG&E, we are committed to maintaining a workplace that respects individual differences. One of our core values is to respect one another and to celebrate our diversity. Our continued success depends on employees being able to express a wide variety of ideas and to perform their jobs without fear of discrimination, harassment or retaliation.

Discrimination and harassment in any employment practice—such as hiring, advancement, transfer, demotion, discipline, layoff, termination, compensation, benefits, training, providing reasonable accommodation for persons with disabilities—violate PG&E's policies and may violate federal, state and local laws. We avoid discrimination and harassment by treating everyone fairly regardless of race, color, religion, age, sex, national origin, ancestry, physical or mental disability, medical condition, veteran status, marital status, pregnancy, sexual orientation, gender, gender identity, gender expression, genetic information, citizenship status or any non-job related factor. Behavior that is insulting, demeaning or disrespectful of an individual's characteristics is unacceptable and is not tolerated at PG&E.

One form of discrimination is sexual harassment. Sexual harassment includes unwelcome sexual advances, requests for sexual favors, and/or verbal, visual or physical conduct based on sex that is sufficient to affect the terms and conditions of employment. Sexual harassment may be overt or subtle. It can occur between employees or non-employees, and between individuals of the same or opposite sex. Some examples of conduct that can constitute sexual harassment include:

- Offering employment benefits and/or making employment decisions based on one's submission to, or rejection of, sexual conduct;
- Sexual gestures, leering, touching, assaulting, impeding or blocking movement;
- Sexual innuendoes, jokes, comments, slurs, invitations or graphic commentary about an individual's body;
- Sexually suggestive or obscene objects, pictures, cartoons, posters, clothing, notes, letters, e-mails, or electronic media such as texting, instant messaging, and/or blogging.

All employees are responsible for ensuring that discrimination and harassment do not happen. Employees who violate PG&E's standards are subject to discipline or termination of employment. **Supervisors who fail to take action, or who engage in harassment also expose the company and themselves to legal liability. Co-workers can also be held liable for engaging in harassment.** In addition, the company can be held liable for sexual harassment of its employees by customers, clients or other third parties, if it knew, or should have known, about the conduct and failed to take immediate and appropriate corrective action.

If you believe you or someone else has been subject to harassment or discrimination, promptly contact your supervisor, the HR Service Center at 415-973-4357, or the Compliance and Ethics Helpline at 1-888-231-2310. Generally, complaints should be filed within one year of the date of the incident. PG&E is committed to handling all complaints promptly, impartially, and confidentially. Anyone who reports discrimination or harassment in a responsible manner, or participates in an investigation, is protected by law and company policy against retaliation. Employees also have 300 days from the date of an incident to file a complaint with the Equal Employment Opportunity Commission, and one year to file with the California Department of Fair Employment and Housing. Contact and additional information is available on workplace posters or in the government section of telephone directories.

2014

EXHIBIT C

Acting with Integrity

Employee Code of Conduct



PG&E

Revised August 2013
CDT 1001M
PG&E Public Information

On safety matters, PG&E takes a behavior-based approach to discipline. Discipline is considered only when an employee acts in a reckless manner, demonstrates a pattern of carelessness or non-compliance, puts the employee, coworkers or the public at risk by intentionally violating the Keys to Life or the Code of Conduct.

Raising Concerns

We are all expected to communicate honestly and openly with supervisors and others in leadership positions and, in good faith, raise concerns—including those about safety, possible misconduct, and violations of laws, regulations or internal requirements.

When concerns are raised, employees in supervisory and other leadership positions are expected to:

- Listen to understand
- Take concerns seriously
- When appropriate, contact internal resources to investigate
- Take any appropriate action in response to investigation findings
- In a timely manner, followup with the employee that raised the concern

Adversely changing an employee's condition of employment for a non-business reason (i.e., "retaliating") is not acceptable. Employees in supervisory and other leadership positions may not retaliate, tolerate retaliation by others, or threaten retaliation.

How to Raise Concerns

If you encounter questionable activities at work, immediately bring them to PG&E's attention by contacting your supervisor. If you're not comfortable raising the issue with your supervisor, go to the next level of management within your organization. You also may contact your Human Resources representative, another appropriate department such as Corporate Security, or the Compliance and Ethics Helpline at 888-231-2310.

If you have a concern about questionable accounting or auditing matters or internal controls (collectively, "accounting complaints"), contact the Compliance and Ethics Helpline. The PG&E Corporation Senior Vice President and General Counsel reviews all such accounting complaints. The Chairs of the

Look to the Code Connection to find additional guidance on sections of this Code of Conduct. If you have questions, contact your supervisor or Human Resources representative, or call the Compliance and Ethics Helpline at 888-231-2310.

Harassment and discrimination also can occur in the form of bullying, initiation activities, or workplace hazing, which can be humiliating, degrading, or cause emotional or physical harm. No forms of harassment or discrimination are tolerated, regardless of the employee's willingness to participate; such conduct can result in termination.



Q: I am new to the company and work with several employees who have worked for the company for decades. The longer-term employees refer to the younger employees as "kids" or the "youth group." While I respect all of my coworkers, I'm offended by their comments. Are the comments considered age discrimination? If so, what should I do?

A: Age discrimination under the law applies to people 40 years or older. While the comments would not be considered age discrimination under the law (because they are directed at employees under the age of 40), they are disrespectful and violate the company's Harassment-Free Workplace Standard. If you feel comfortable, you can respectfully inform your coworkers that you're offended by their comments and ask them to stop. If you don't feel comfortable addressing your coworkers directly, you should discuss the issue with your supervisor or your Human Resources representative. You also may call the HR Helpline at 415-973-HELP or call the Compliance and Ethics Helpline at 888-231-2310 to report the inappropriate behavior.

You must comply with applicable federal, state, and local statutes prohibiting conduct that could reasonably be construed as sexual in nature[3], or discrimination or harassment based on race, color, religion, age, sex, pregnancy, physical or mental disability, national origin, ancestry, medical condition, veteran status, marital status, sexual orientation, gender identity, gender expression, genetic information, or any other non-job-related factor. This applies to all employment practices, including advancement, disciplinary decisions, benefits, training, and general workplace conduct.

Employees in supervisory and leadership positions are expected to be familiar with PG&E's standards on harassment and discrimination and with relevant federal, state, and local laws. Supervisors who fail to take action, engage in

[3] Examples of conduct that is sexual in nature include: invitations for sexual contact or graphic commentary about an individual's body; any conduct involving sexually suggestive or obscene objects, pictures, websites, cartoons, posters, clothing, notes, letters, emails, or electronic media such as texting, instant messaging or blogging; sexual gestures; leering; inappropriate touching; assault; or impeding or blocking movement.